MCN ENERGY GROUP INC. AND SUBSIDIARIES                              EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

                                              TWELVE MONTHS           TWELVE MONTHS            TWELVE MONTHS
                                                  ENDED                   ENDED                    ENDED
                                            DECEMBER 31, 1999       DECEMBER 31, 1998        DECEMBER 31, 1997
                                            -----------------       -----------------        -----------------
EARNINGS AS DEFINED(1)
Pre-tax income (loss) (2)(4)(5)             $         (51,495)      $        (497,476)       $         167,336
Fixed charges (3)                                     168,203                 158,242                  125,338
                                            -----------------       -----------------        -----------------
   Earnings as defined                      $         116,708       $        (339,234)       $         292,674
                                            =================       =================        =================

FIXED CHARGES AS DEFINED (1)
Interest, expensed                          $         119,773       $         111,750        $          86,453
Interest, capitalized                                   8,929                  19,938                   18,190
Amortization of debt discounts, premium
  and expense                                           3,562                   2,869                    2,426
Interest implicit in rentals                            2,208                   2,554                    2,181
Preferred securities dividend requirements
  of subsidiaries                                      40,139                  36,370                   31,090
                                            -----------------       -----------------        -----------------
  Fixed charges as defined                  $         174,611       $         173,481        $         140,340
                                            =================       =================        =================
Ratio of Earnings to Fixed Charges                                                                        2.09
                                                                                             =================
Coverage Deficiency (6)(7)                  $          57,903       $         512,715
                                            =================       =================

(1) Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income (loss) of MCN and its majority-owned subsidiaries, (b)MCN's share of pre-tax income of its 50% owned companies and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies.

(4) For the twelve-month period ended December 31, 1999, MCN recorded several unusual charges, consisting of property write-downs, investment and contract losses, loss on sale of properties and merger costs, totaling $186,082,000 pre-tax ($120,954,000 net of taxes).

(5) For the twelve-month period ended December 31, 1998, MCN recorded several unusual charges, consisting of property write-downs, investment losses and restructuring charges, totaling $606,953,000 pre-tax ($389,598,000 net of taxes and minority interest).

(6) Earnings for the twelve-month period ended December 31, 1999, were not adequate to cover fixed charges. The amount of the coverage deficiency was $57,903,000. The Ratio of Earnings to Fixed Charges excluding unusual charges would have been 1.73.

(7) Earnings for the twelve-month period ended December 31, 1998, were not adequate to cover fixed charges. The amount of the coverage deficiency was $512,715,000. The Ratio of Earnings to Fixed Charges excluding unusual charges would have been 1.54.